Stradley Ronon Stevens & Young, LLP Suite 2600 2005 Market Street Philadelphia, PA 19103-7018 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

Don E. Felice

dfelice@stradley.com

(215) 564-8794

April 14, 2023

Via Edgar

Ms. Melissa McDonough

Mr. David Orlic

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	HC Capital Trust (“Registrant”) File Nos.: 33-87762 and 811-08918

Dear Ms. McDonough and Mr. Orlic:

This correspondence is being provided to you in response to your comments communicated during two separate telephone conversations on March 29, 2023 and April 12, 2023 with respect to the Registrant’s filing on Form N-14 dated March 17, 2023.

For your convenience, we have summarized our understanding of the Staff Comments in bold typeface and set forth our response in the following italicized text.

1.	You requested that the signature page include signatures from each of the Trust’s Principal Accounting Officer, Principal Financial Officer and Principal Executive Officer.

Response:	The signatures will be included as requested.

2.	In the Financial Highlights, you requested that the cross reference to “the Trust’s” prospectus be changed to refer to “the Acquiring Portfolio” and “the Target Portfolio.”

April 14, 2023

Response:	The disclosure will be revised as requested.

3.	In the Expense Tables and Expense Examples, you requested that the Registrant confirm that the fees presented represent current fees.

Response:	The fees presented in the final proxy prospectus will represent current fees.

4.	You requested that the performance information presented in the proxy prospectus fully comply with Form N-1A performance parameters, including benchmarks, bar chart and lead in language.

Response:	The disclosure will be revised as requested.

5.	You requested that the proxy prospectus disclose whether the allocation of costs will differ if the reorganization is not approved.

Response:	The disclosure will be revised as requested.

6.	You requested confirmation that there had been no material changes to the information in the Capitalization tables and inquired as to whether there should be an adjustment for shares outstanding.

Response:	The Capitalization tables will be updated to show information as of March 28, 2023. An adjustment for shares outstanding has been added.

7.	You requested that a copy of the tax opinion be included in the 485(b) filing.

Response:	The tax opinion will be filed as requested.

Very truly yours,

Don E. Felice